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                                                                    Exhibit 99.1

[PARAMOUNT LOGO]

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

June 30, 2004

NEWS RELEASE:   PARAMOUNT RESOURCES LTD. COMPLETES ACQUISITION
                OF OIL AND GAS PROPERTIES
                ----------------------------------------------

Paramount Resources Ltd. is pleased to announce that it has closed the previously announced acquisition of oil and natural gas assets in the Kaybob area in central Alberta and in the Fort Liard area in the Northwest Territories and northeast British Columbia for $189 million, subject to adjustments. The assets were acquired from Enerplus Commercial Trust immediately following the acquisition of the assets by Enerplus from Chevron Canada Western Partnership. Certain of the assets remain subject to rights of first refusal.

The properties are currently producing approximately 10,000 BOE/d, comprised of 40 MMcf/d of natural gas and 3,300 bbl/d of oil and NGLs. The reserves attributable to the properties as of the effective date, June 1, 2004, are estimated to be proved reserves of approximately 47.2 Bcf of natural gas and 4.4 million Bbls of oil and NGLs, or a total of 12.3 million BOEs, and proved plus probable reserves of approximately 93.6 Bcf of natural gas and 6.7 million Bbls of oil and NGLs, or a total of 22.2 million BOEs.

After giving effect to the acquisition, Paramount forecasts its production to average 180 MMcf/d of natural gas and 7,500 Bbl/d of oil and NGLs, or a total of 37,500 BOE/d, for all of 2004. Current production, including the acquisition, is approximately 200 MMcf/d and over 9,000 Bbl/d, or 42,500 BOE/d. Based on current forward strip pricing, Paramount forecasts cash flow in 2004 to approximate $300 million or approximately $5.00/share and capital expenditures to total $430 million. Net debt levels at year end after giving effect to the acquisition are projected to be around $430 million which would equate to a debt to cash flow ratio of approximately 1.4 times.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J. H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

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ADVISORY REGARDING OIL AND GAS INFORMATION

In this news release, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). BOE may be misleading, particularly if used in isolation. A BOE conversion ration of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and doers not represent equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward looking statements in this news release include statements with respect to future production, capital expenditures, cash flow, net debt, and the magnitude of oil and natural gas reserves. Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to have been correct. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic business and market conditions, fluctuations in interest rates, changes in production estimates, our future costs, future crude oil and natural gas prices, and changes in our reserve estimates. Paramount's forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.


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